WWF Holdings, Inc.
A Delaware Corporation

Consolidated Financial Statements (Unaudited) and
Independent Accountant's Review Report

December 31, 2020 and 2019

WWF HOLDINGS, INC.

TABLE OF CONTENTS



To the Stockholders of
WWF Holdings, Inc.
Detroit, Michigan

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of WWF Holdings, Inc. and subsidiaries (the "Company") which comprise the consolidated balance sheets as of December 31, 2020 and 2019 and the related consolidated statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 27, 2021

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

WWF HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2020 and 2019

	2020	2019
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 182,289	$ 69,388
Prepaid expenses	8,075	20,283
Accounts receivable	1,883	4,000
Deposit	1,000	-
Total Current Assets	193,247	93,671
Non-Current Assets:		
Software, net	17,500	132,121
License asset	25,000	-
Property and equipment, net	2,001	1,721
Intangible assets, net	2,097	2,243
Total Non-Current Assets	46,598	136,085
TOTAL ASSETS	$ 239,845	$ 229,756
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 27,203	$ 20,061
Accrued expenses	27,775	16,229
Due to shareholders	38,816	21,569
Notes payable - related party	-	38,998
PPP loan payable	45,810	-
Convertible note payable	-	20,000
Total Current Liabilities	139,604	116,857
Long-Term Liabilities:		
SAFE agreements liability	-	790,092
Deferred compensation - shareholders	121,125	98,625
Notes payable - related party, net of current	486,426	158,724
Total Long-Term Liabilities	607,551	1,047,441
Total Liabilities	747,155	1,164,298
Stockholders' Equity/(Deficit):		
Preferred Stock, $0.00001 par, 4,500,000 shares authorized, 0 shares issued and outstanding as of both December 31, 2020 and 2019	-	-
Class A Common Stock, $0.00001 par, 11,000,000 shares authorized, 10,000,000 shares issued and outstanding as of both December 31, 2020 and 2019	100	100
Class B Common Stock, $0.00001 par, 4,500,000 shares authorized, 3,445,428 and 194,274 shares issued and outstanding as of December 31, 2020 and 2019, respectively	34	2
Additional paid-in capital	1,317,898	-
Accumulated deficit	(1,825,342)	(934,644)
Total Stockholders' Equity/(Deficit) before noncontrolling interest	(507,310)	(934,542)
Equity attributable to noncontrolling interest	(66,820)	-
Total Stockholders' Equity/(Deficit)	(574,130)	(934,542)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 239,845	$ 229,756

See Independent Accountant's Review Report and accompanying notes to the consolidated financial statements.

WWF HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2020 and 2019

	2020	2019
Net revenues	$ 2,500	$ 29,500
Costs of net revenues	(88,504)	(83,139)
Gross loss	(86,004)	(53,639)
Operating Expenses:		
General & administrative	456,818	294,422
Compensation & benefits	223,796	291,107
Sales & marketing	25,943	92,772
Impairment loss on website	88,197	-
Total Operating Expenses	794,754	678,301
Loss from operations	(880,758)	(731,940)
Other Income/(Expense):		
Interest expense	(12,940)	(1,124)
Grant revenue	3,000	-
Offering costs	-	(30,150)
Total Other Income/(Expense)	(9,940)	(31,274)
Provision for income taxes	-	-
Net loss	(890,698)	(763,214)
Less: Net loss attributable to noncontrolling interest	4,492	-
Net loss attributable to WWF Holdings, Inc.	$ (886,206)	$ (763,214)

WWF HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the years ended December 31, 2020 and 2019

	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
Balance at December 31, 2018	-	$ -	10,000,000	$ 100	21,774	$ -	$ -	$ (171,430)	$ (171,330)
Class B common stock issuance	-	-	-	-	172,500	2	-	-	2
Net loss	-	-	-	-	-	-	-	(763,214)	(763,214)
Balance at December 31, 2019	-	-	10,000,000	100	194,274	2	-	(934,644)	(934,542)
Conversion of SAFEs to common stock	-	-	-	-	2,604,220	26	790,066	-	790,092
Conversion of convertible note to common stock	-	-	-	-	86,840	1	20,755	-	20,756
Capital contributions by minority shareholders	-	-	-	-	-	-	203,749	-	203,749
Common stock issued for services - RSPAs	-	-	-	-	117,500	1	117,499	-	117,500
Issuance of shares through Reg CF offering	-	-	-	-	68,405	1	68,404	-	68,405
Issuance of shares through Reg D offering	-	-	-	-	374,189	4	133,996	-	134,000
Offering costs	-	-	-	-	-	-	(16,572)	-	(16,572)
Net loss attributable to WWF Holdings, Inc.	-	-	-	-	-	-	-	(890,698)	(890,698)
Balance at December 31, 2020	-	$ -	10,000,000	$ 100	3,445,428	$ 34	$ 1,317,898	$ (1,825,342)	$ (507,310)

See Independent Accountant's Review Report and accompanying notes to the consolidated financial statements.

WWF HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2020 and 2019

	2020	2019
Cash Flows From Operating Activities		
Net Loss	$ (890,698)	$ (763,214)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of intangible assets	146	146
Amortization of software costs	26,424	-
Impairment loss of software costs	88,197	-
Depreciation	677	278
Deferred compensation	22,500	98,625
Offering costs	-	20,150
Issuance of Class B common stock for services	117,500	-
Issuance of convertible note for services	-	20,000
Changes in operating assets and liabilities:		
Change in prepaid expenses	12,208	(19,983)
Change in accounts receivable	375	(4,000)
Change in deposits	(1,000)	-
Change in accrued expenses	14,046	16,229
Change in accounts payable	7,140	(11,986)
Net Cash Used In Operating Activities	(602,485)	(643,755)
Cash Flows From Investing Activities		
Website development costs	-	(115,141)
License purchase	(25,000)	-
Purchase of property and equipment	(957)	(1,998)
Net Cash Used In Investing Activities	(25,957)	(117,139)
Cash Flows From Financing Activities		
Proceeds from issuance of SAFEs	-	756,092
Proceeds from issuance of common stock	202,405	2
Capital contributions by minority shareholders in majority owned subsidiary	203,749	-
Proceeds from issuance of notes payable-related parties	288,704	84,301
Proceeds from PPP loan	45,810	-
Advances/(repayments) from/(to) shareholder	17,247	(12,310)
Offering costs	(16,572)	-
Net Cash Provided By Financing Activities	741,343	828,085
Net Change In Cash	112,901	67,191
Cash at Beginning of Period	69,388	2,197
Cash at End of Period	$ 182,289	$ 69,388
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ 1,124
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of SAFE agreements to common stock	$ 790,092	$ -
Conversion of convertible notes to common stock	$ 20,756	$ -
Conversion of related party payable to note payable	$ 170,362	$ 113,421
Issuance of convertible note for services	$ -	$ 20,000

See Independent Accountant's Review Report and accompanying notes to the consolidated financial statements.

NOTE 1: NATURE OF OPERATIONS

WWF Holdings, Inc. and subsidiaries (collectively, the "Company"), is a corporation formed under the laws of Delaware. The Company was originally incorporated as a Delaware limited liability company on April 3, 2018 under the name WWF Holdings, LLC (the "LLC"). The LLC converted to a Delaware corporation on September 6, 2018. The Company was organized to accelerate answers to water problems in the United States by facilitating investments in water solution companies and projects via an equity crowdfunding platform. WWF Platform, LLC, a limited liability company formed under the laws of Delaware on April 3, 2018, is a wholly owned subsidiary of the Company. WWF Funding Portal, LLC, a limited liability company formed under the laws of Delaware on April 3, 2018, is a wholly owned subsidiary of the Company. WWF Crowd, LLC, a limited liability company formed under the laws of Delaware on April 3, 2018, is a wholly owned subsidiary of the Company. WWF Agency, LLC, a limited liability company formed under the laws of Delaware on August 1, 2019, is a wholly owned subsidiary of the Company. WWF Assets, LLC, a limited liability company formed under the laws of Delaware on October 27, 2020, is a wholly owned subsidiary of the Company. WWF Securities, LLC, a limited liability company formed under the laws of Delaware on October 23, 2020, is a majority owned (65%) subsidiary of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). These consolidated financial statements include all accounts of WWF Holdings, Inc., along with its wholly owned subsidiaries and majority owned subsidiary: WWF Platform, LLC, WWF Funding Portal, LLC, WWF Crowd, LLC, WWF Agency, LLC, WWF Assets, LLC and WWF Securities, LLC. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the consolidated balance sheet in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Noncontrolling Interests

Noncontrolling interests represents minority owners' share of net income or losses and equity in the Company's majority-owned consolidated subsidiary.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company also has unknown impacts from the ongoing COVID-19 pandemic.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has recorded no allowances against its accounts receivable balances as of December 31, 2020 and 2019.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Property and equipment is recorded at cost of $2,997 and $1,998 and is presented on the balance sheet net of accumulated depreciation of $996 and $277 as of December 31, 2020 and 2019, all respectively. Depreciation expense of $677 and $278 was recorded for the years ended December 31, 2020 and 2019, respectively.

Software

Software development costs to develop software used to deliver our services are capitalized in accordance with ASC 350-40. Capitalization commences after completing the planning stage, it is probable that the project will be completed, it is established that the software will perform as intended and that it has recoverable value. Software development costs are recorded at cost. The software was deployed during 2020. Amortization expense of $26,424 was recorded for the year ended December 31, 2020 and charged to costs of goods sold.

The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Consistent with this guidance, at the end of 2020, the Company reduced the expectations on certain projections As a result, the fair value of the software has been reduced and $88,197 was recorded as an impairment loss during the year ended December 31, 2020. The Company's software development consisted of the following as of December 31, 2020 and 2019:

	2020	2019
Software, at cost	$ 132,121	$ 132,121
Accumulated amortization	(26,424)	-
Impairment charge	(88,197)	-
Software, net	$ 17,500	$ 132,121

Intangible Assets

The Company capitalizes costs related to obtaining and filing patents, copyrights, and trademark applications and commences amortization over a patent's estimated useful life, typically 17 years, when a patent is successfully filed. The Company has intangible assets of $2,097 and $2,243 (net of accumulated amortization) as of December 31, 2020 and 2019, respectively. Amortization expense for the years ended December 31, 2020 and 2019 was $146 and $146, respectively. The Company evaluates the capitalized costs for impairment and concluded no impairments exist as of December 31, 2020.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives revenues from campaign services.

Costs of Net Revenues

Costs of net revenues include the cost of independent contractors and securities counsel costs in delivering services, marketing costs, software, and other related costs to delivery of the services.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

From its April 3, 2019 inception until September 6, 2019, at which time the LLC was converted to a corporation, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated financial statements during that period.

For the period after the September 6, 2019 conversion to a corporation, the Company was taxed as a corporation. The Company has net operating loss carryforwards of $1,497,826 and $835,328 as of December 31, 2020 and 2019, respectively. The Company used its estimated combined effective tax rate of approximately 26% from Federal and Michigan tax rates to derive net deferred tax assets of $439,420 and $240,400 as of December 31, 2020 and 2019, respectively. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before it begins to expire in 2038, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. The Company files U.S. federal and state income tax returns. The 2020 tax returns have not yet been filed as of the issuance of these consolidated financial statements. All tax periods since inception remain open to examination by the taxing jurisdiction to which the Company is subject.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2019, while providing the option to early adopt for fiscal years beginning after December 15, 2017. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits or significant revenues, has sustained net losses of $886,206 and $763,214 for the years ended December 31, 2020 and 2019, respectively, has negative cash flows from operations, has an accumulated deficit of $1,825,342 as of December 31, 2020, and has limited liquid assets with $182,289 of cash as of December 31, 2020. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: LICENSE ACQUISITION

On December 28, 2020, the Company entered into an asset purchase agreement to acquire a FINRA license and associated intellectual property. The Company paid $25,000 up front for this acquisition, and is to pay 25,000 shares of its common stock if and upon FINRA approval of the acquisition. The fair value of the shares, determined to be $25,000 as of the acquisition date, will be recognized if and upon FINRA approval. The Company recorded the license as a long-term asset and will amortize the cost over its expected life.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

Capital Structure

The Company was originally incorporated as a Delaware limited liability company. The membership interests in such and associated members' equity were applied to stockholders' equity and the members were issued common stock in the corporation in exchange for their membership interests. Upon conversion to a Delaware corporation in September 2018, the Company authorized 20,000,000 shares of all classes consisting of 11,000,000 shares of Class A common stock at $0.00001 par value, 4,500,000 shares of Class B common stock at $0.00001 par value, and 4,500,000 shares of preferred stock at $0.00001 par value. As of both December 31, 2020 and 2019, 10,000,000 shares of Class A common stock were issued and outstanding. As of December 31, 2020 and 2019, 3,445,428 and 194,274 shares of Class B common stock were issued and outstanding, respectively. As of both December 31, 2020 and 2019, 0 shares of preferred stock were issued and outstanding. Rights and privileges of preferred stock will be established upon authorization of each series of preferred stock.

Stock Issuances

In 2019, the Company issued 172,500 shares of Class B common stock to service providers, consultants, and management of the Company for services rendered. No compensation costs were recorded as the Company determined the fair value of its stock as of the issuance dates was de minimus.

In 2020, the Company issued 117,500 shares of Class B common stock to service providers, consultants, and management of the Company for services rendered. $117,500 of compensation costs were recorded as the Company determined the fair value of its stock was $1.00 per share based on the active Regulation CF offering.

During the year ended December 31, 2020, the Company raised gross proceeds of $68,405 in an offering of its Series B Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 68,405 shares of Class B common stock at a price of $1.00 per share.

During the year ended December 31, 2020, the Company raised gross proceeds of $134,000 in an offering of its Series B Common Stock pursuant to an offering under Regulation D, issuing 374,189 shares of Class B common stock at prices of $0.30-$1.00 per share.

Offering costs incurred through the Regulation CF and Regulation D offerings totaled $16,572 for the year ended December 31, 2020.

During the year ended December 31, 2020, the Company's majority owned subsidiary, WWF Securities, LLC, received capital contributions of $203,749 from a minority shareholder.

The 2020 Regulation D stock issuances triggered conversion of all SAFE Agreements and convertible notes outstanding under the conversion terms. This resulted in relieving $790,092 of SAFE agreements which were outstanding on the conversion date into 2,604,220 shares of Series B Common Stock at conversion rates of $0.30-$0.33 per share. The convertible note with a then outstanding principal balance of $20,000, together with $842 of accrued interest, was converted into 86,840 shares of Series B Common Stock at a conversion price of $0.24 per share.

Equity Compensation Plan

The Company adopted the *Equity Compensation Plan* (the "Plan"). The Plan permits the grant of incentive stock options, non-qualified stock options, and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock options and restricted stock having a term of up to ten years and a strike price of no less than fair market value of common stock. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests.

The Company has reserved 500,000 shares of common stock under the Plan. As of December 31, 2019, 188,226 were available for grant under the Plan. Shares issued under the Plan were 117,500 and 172,500 for the years ended December 31, 2020 and 2019, respectively.

NOTE 6: SAFE AGREEMENTS

In 2019 and 2018, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $617,500 and $34,000, respectively. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's Class B common stock. The terms provide for automatic conversion of the SAFE agreements' purchase amounts of $651,500 and $34,000 as of December 31, 2019 and 2018, respectively (the "Purchase Amount") into the Company's Class B common stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's stock at a fixed pre-money valuation. The number of shares of Class B common stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by the lesser of: a) a $3,125,000 pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 50% discount to the share pricing in the triggering equity financing.

In 2019, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $138,592 and incurred offering costs of $30,150. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's Class B common stock. The terms provide for automatic conversion of the SAFE agreements' purchase amounts of $138,392 as of December 31, 2019 (the "Purchase Amount") into the Company's Class B common stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's stock at a fixed pre-money valuation. The number of shares of Class B common stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by the lesser of: a) a $3,437,000 pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 45% discount to the share pricing in the triggering equity financing.

The 2020 Regulation D stock issuances triggered conversion of all SAFE Agreements outstanding under the conversion terms. This resulted in relieving $790,092 of SAFE Agreements that were outstanding on the conversion date into 2,604,220 shares of Series B Common Stock.

As of December 31, 2020, all SAFES had been converted and therefore the outstanding balance was $0.

NOTE 7: NOTES PAYABLE

Convertible Note

On August 1, 2019 the Company entered into convertible note agreements in exchange for services rendered valued at $20,000. The note agreement bears interest at 6% and had a maturity date of July 31, 2020. The terms provide for automatic conversion of the convertible note agreement into the Company's stock if and upon a qualified equity financing event of $50,000 or greater. The number of shares of stock the convertible notes convert into is the then outstanding principal and interest divided by the price per share determined by the 20% discount to the share pricing in the triggering equity financing. Upon a corporate transaction (as defined in the note agreement) the holder is entitled to a payment of two times the then outstanding principal balance. If the note remains outstanding at or after the maturity date, the note may be converted at terms subject to the mutual agreement of the holder and the Company. Interest expense of $342 and $500 was recognized on this note for the years ended December 31, 2020 and 2019, respectively. The convertible note with a then outstanding principal balance of $20,000, together with $842 of accrued interest, was converted into 86,840 shares of Series B Common Stock.

As of December 31, 2020, all convertible notes had been converted and therefore the outstanding balance was $0. The Company analyzed the convertible notes for beneficial conversion features and concluded the conversion features do not require adjustment to the notes for beneficial conversion features as the amount was determined to be de minimus.

Notes Payable – Related Party

On December 23, 2019, the Company entered in a 36-month term loan agreement with a major shareholder in the amount of $84,301 in exchange for cash, bearing interest at the prime rate minus 2% (2.75% at December 31, 2019), with required monthly principal and interest payments of $2,951 beginning on July 23, 2020. The unpaid principal balance was $84,301 as of December 31, 2019. During 2020, the Company entered into several additional loan agreements with this shareholder. On December 31, 2020, the Company amended all previous loan agreements combining all the outstanding balances into a single new loan. The new loan is non-interest bearing and requires 54 monthly principal payments of $6,608 beginning on July 1, 2022 and ending December 1, 2026. The unpaid principal balance was $356,829 as of December 31, 2020. Interest expense on the loan totaled $5,537 for the year ended December 31, 2020.

On December 23, 2019, the Company entered in a 36-month term loan agreement with the majority shareholder in the amount of $113,421 in conversion of a related party payable balance, bearing interest at the prime rate minus 2% (2.75% at December 31, 2019), with required monthly principal and interest payments of $3,971 beginning on July 1, 2020. The unpaid principal balance was $113,421 as of December 31, 2019. During 2020, the Company entered into additional loan agreements with this shareholder. On December 31, 2020, the Company amended all previous loan agreements combining all the outstanding balances into a single new loan. The new loan is non-interest bearing and requires 30 monthly principal payments of $4,320 beginning on July 1, 2022 and ending December 1, 2024. The unpaid principal balance was $129,597 as of December 31, 2020. Interest expense on the loan totaled $3,146 for the year ended December 31, 2020.

Future minimum debt payments under the Company's outstanding loans are as follows as of December 31, 2020:

2021	$ -
2022	65,562
2023	131,124
2024	131,151
2025	79,296
Thereafter	79,293
	$ 486,426

NOTE 8: RELATED PARTY TRANSACTIONS

The three founders of the Company loaned the Company funds which remained unpaid and outstanding as of December 31, 2020 and 2019 in the amounts of $38,816 and $21,569, respectively. These loans bear no interest and are considered payable on demand.

The three founders of the Company have elected to defer compensation. The amount of deferred compensation as of December 31, 2020 and 2019 was $121,125 and $98,625, respectively. There are no formal repayment terms established and the deferred compensation does not bear interest.

NOTE 9: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: PPP LOAN AND COVID-19

On May 16, 2020, the Company secured a loan through the Small Business Administration ("SBA") under the Payroll Protection Program. The loan was for total principal of $45,810, has a 24-month term, and bears interest at 1.00%. No payments are due on the loan for 6 months from the date of first disbursement of the loan and shall be repaid in 18 substantially equal payments of principal and interest, commencing on the first business day after the end of the deferment period. During 2020, the Company has applied for forgiveness and is awaiting a response from the SBA. The Company will recognize the loan as non-operating income if and upon receiving forgiveness. The balance outstanding on the loan as of December 31, 2020 was $45,810.

A worldwide pandemic was declared on March 10, 2020 on COVID-19. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. The Company has risks and uncertainties due to the unknown future effects the pandemic could have on its business.

NOTE 11: SUBSEQUENT EVENTS

<u>Shareholder Notes Payable</u>

On January 4, 2021, the Company entered into a term loan agreement with a major shareholder in the amount of $7,500. The loan bears interest at 0%, with required monthly principal payments of $139 beginning on July 1, 2022.

On January 4, 2021, the Company entered into a term loan agreement with a major shareholder in the amount of $40,000. The loan bears interest at 0%, with required monthly principal payments of $741 beginning on July 1, 2022.

On January 4, 2021, the Company entered in a term loan agreement with a major shareholder in the amount of $40,000. The loan bears interest at prime rate minus 2%, with required monthly principal payments of $10,190 beginning on September 30, 2021.

Crowdfunding Campaign

During 2021, the Company has raised $12,778 through its Regulation CF offering.

Management's Evaluation

Management has evaluated subsequent events through April 27, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.